UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               WORLD ACCESS, INC.
                                (Name of issuer)

                     Common Stock, $.01 par value per share
                         (Title of class of securities)

                                   98141A101
                                 (CUSIP NUMBER)



                               February 27, 1998
             (Date of Event which requires filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               (_) Rule 13d-1 (b)
                               (X) Rule 13d-1 (c)
                               (_) Rule 13d-1 (d)

                                                    WITH COPIES TO:
STEVEN N. MACHTINGER, ESQ.                          RICHARD A. MILLER, ESQ.
HAMBRECHT & QUIST LLC                               WHITE & CASE
ONE BUSH STREET                                     1155 AVENUE OF THE AMERICAS
SAN FRANCISCO, CA  94104                            NEW YORK, NY 10036
415-439-3000                                        212-819-8849
------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)






---------------------------------            ---------------------------------
      CUSIP No. 98141A101                          Page 2 of 9 Pages
---------------------------------            ---------------------------------



-------- ---------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hambrecht & Quist Group
-------- ---------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (_)
                                                                 (b) (_)
-------- ---------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------- ------ ------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        *
OWNED BY                     ------ ------------------------------------------
EACH                         6      SHARED VOTING POWER
REPORTING                    ------ ------------------------------------------
PERSON WITH                  7      SOLE DISPOSITIVE POWER
                                    *
                             ------ ------------------------------------------
                             8      SHARED DISPOSITIVE POWER
-------- ---------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         *
-------- ---------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                               (_)
-------- ---------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         *
-------- ---------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
         CO
-------- ---------------------------------------------------------------------

* Hambrecht & Quist Group may be deemed to be the beneficial owner of the shares of World Access, Inc. common stock reported herein through its ownership of all of the outstanding shares of common stock of Hambrecht & Quist California. Such shares of World Access, Inc. are not included above so as to avoid double counting.

---------------------------------          -----------------------------------
      CUSIP No. 98141A101                            Page 3 of 9 Pages
---------------------------------          -----------------------------------


-------- ---------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hambrecht & Quist California
-------- ---------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) (_)
                                                              (b) (_)
-------- ---------------------------------------------------------------------
   3     SEC USE ONLY

-------- ---------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         California
----------------------------- ------ ----------------------------------------
NUMBER OF SHARES                5    SOLE VOTING POWER
BENEFICIALLY                         1,429,907
OWNED BY                      ------ ----------------------------------------
EACH                            6    SHARED VOTING POWER
REPORTING                     ------ ----------------------------------------
PERSON WITH                     7    SOLE DISPOSITIVE POWER
                                     1,429,907
                              ------ ----------------------------------------
                                8    SHARED DISPOSITIVE POWER

-------- ---------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,429,907
-------- ---------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   (_)
-------- ---------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.4%
-------- ---------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON
         CO
-------- ---------------------------------------------------------------------


ITEM 1(A). NAME OF ISSUER:

           World Access, Inc., a Delaware corporation (the "Issuer").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           The Issuer has its principal executive offices at 945
East Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326.

ITEM 2(A). NAME OF PERSON FILING:

          This statement is filed on behalf of Hambrecht & Quist Group ("H&Q Group") and its wholly owned subsidiary Hambrecht & Quist California ("H&Q California" ).

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal place of business of H&Q Group is One Bush Street, San Francisco, California 94104.

          The principal place of business of H&Q California is One Bush Street, San Francisco, California 94104.

ITEM 2(C). CITIZENSHIP:

          The place of organization of H&Q Group is the State of Delaware.

          The place of organization of H&Q California is the State of California.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

          The title of the securities is common stock, $.01 par value (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

          The CUSIP number of the Common Stock is 98141A101.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)  (_)  Broker or dealer registered under section 15 of the Act;

        (b)  (_)  Bank as defined in section 3(a)(6) of the Act;

        (c)  (_)  Insurance Company as defined in section 3(a)(19) of the Act;

        (d) (_) Investment Company registered under section 8 of the Investment Company Act of 1940;

        (e)  (_)  An investment adviser in accordance with Rule 13d-1
                  (b)(1)(ii)(E);

        (f) (_) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

        (g) (_) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

        (h) (_) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

        (i) (_) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

        (j)  (_)  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c), check this box.(X)

ITEM 4.  OWNERSHIP.

     (A) AMOUNT BENEFICIALLY OWNED:

          H&Q California beneficially owns the number of shares of the Common Stock set forth in item 9 on the applicable cover page (the "Shares"). As a result of H&G Group's ownership of H&Q California, H&Q Group may also be deemed the beneficial owner of such Shares.

     (B) PERCENT OF CLASS:

          H&Q California beneficially owns the percentage of the outstanding shares of Common Stock as set forth in item 11 on the applicable cover page, which is based upon the number of outstanding shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. As a result of H&Q Group's ownership of H&Q California, H&Q Group may also be deemed the beneficial owner of such percentage of the outstanding shares of Common Stock.

     (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               H&Q California has the sole power to vote or to direct the vote of the Shares. As a result of H&Q Group's ownership of H&Q California, H&Q Group may also be deemed to have such power to vote or to direct the vote of the Shares.

          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

               None.

          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               H&Q California has the sole power to dispose or to direct the disposition of the Shares. As a result of H&Q Group's ownership of H&Q California, H&Q Group may also be deemed to have such power to dispose or to direct the disposition of the Shares.

          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               None.

          This Schedule does not include shares of Common Stock of the Issuer, if any, held by Hambrecht & Quist LLC, a wholly owned subsidiary of H&Q
California, in its trading account in its capacity as a market maker in the Common Stock of the Issuer.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10. CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998



                                           HAMBRECHT & QUIST GROUP



                                            By: /s/ Steven N. Machtinger
                                               -------------------------------
                                              Name:   Steven N. Machtinger
                                              Title:  Secretary and General
                                                        Counsel




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998



                                            HAMBRECHT & QUIST CALIFORNIA



                                            By: /s/ Steven N. Machtinger
                                               -------------------------------
                                              Name:   Steven N. Machtinger
                                              Title:  Secretary and General
                                                        Counsel